Exhibit 99.1

PRESS RELEASE

Brussels, 25 March 2013 - 1 / 1

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) files its Annual

Report on Form 20-F for the year ended December 31, 2012

Anheuser-Busch InBev’s Annual Report on Form 20-F for the year ended December 31, 2012 was filed today with the U.S. Securities and Exchange Commission (SEC).

The Form 20-F can be downloaded from the company’s website (www.ab-inbev.com) under the heading Investors / Reports and Publications / SEC Filings, or from the SEC’s website (www.sec.gov). Printed copies of the complete audited financial statements contained in the Form 20-F can be requested free of charge from PrecisionIR Group, 9011 Arboretum Pkwy, #295, North Chesterfield, Virginia 23236 (AB-InbevReports@precisionir.com) +1-888-301-2501.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 118,000 employees based in 23 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com